BUYERSONLINE.COM, INC.

             2000 ANNUAL REPORT TO STOCKHOLDERS


                     September 14, 2001

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                      Table of Contents


     Section                                           Page Number


Letter to Stockholders                                      3

Our Business                                                5

Market for Common Equity and Related
     Stockholder Matters                                    6

Summary Financial Information                               6

Management's Discussion and Analysis of Financial
     Condition and Results of Operations                    7

Forward-Looking Statements                                 10

Report of Independent Public Accountants
 And Financial Statements                                  F-1

                                    2
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September 14, 2001


Dear Fellow Shareholders:

     I was first introduced to BuyersOnline as an investment opportunity approximately two years ago. When I first read the business plan and met members of the management team, I was impressed with the company's potential and felt that I wanted to invest in a company that was dynamic in its growth capability and that offered products and services that virtually everyone needs. I not only invested, but also agreed to join the board of directors.

     Since I made my first investment and became a director, many things have changed at BuyersOnline. A year ago, I was asked to remain chairman of the board of directors and assume the position of chief executive officer. Again, I agreed to these requests because of my belief in the company, its employees and my commitment to its future.

     Enclosed is a copy of our Annual Report. This document describes the company's progress through the end of last year. Many exciting things have happened in the first eight months of this year and I want to highlight them so that you can join my enthusiasm for BuyersOnline. Our true strength as a company is the collective commitment of our shareholders and employees.

* In April we concluded our private Placement Offering with First Level Capital. One of our last investors was NBA
  superstar  Karl  Malone.   He is now  the  second  largest
  shareholder in BuyersOnline. As part of his investment, he signed a consulting agreement and he and his wife, Kay Malone, agreed to help in our marketing efforts.
* Since December 2000, our agent program has engaged over 400 agents specializing in telecommunications. A number of these telecommunication specialists are some of the most
  respected   and   highest   producing   agents   in    the
  telecommunication industry. Our total sales agent channel now accounts for over two-thirds of our monthly revenue.
* Since December 2000, our monthly revenues have grown from $842,000 to $1,381,000 in August 2001, a 64% increase.
  We have done this without expending any significant money for marketing other than for commissions. The growth has come through strategic sales programs run by our sales and marketing staff. Concurrent with the increase in revenues we have increased our margins by almost 10 percentage points.
* In February, we obtained a large contract from the Department of Defense Tricare International Health Systems against competition from AT&T and MCI. We are providing telecommunication and Internet services for new benefit programs for the military and civilian employees as well as veterans.
* In June of this year the company completed an agreement with RFC Capital Corporation to finance our accounts receivable. The initial line of credit for this financing allows us to borrow up to $2,500,000. This line of credit has helped with our growth during this last quarter.
* Notwithstanding our struggling economy, many strategic alliances and partnerships have been made available to us. For example, LowerMyBills.com, a company that shows it members ways to save money by connecting them with product and service providers, such as companies providing auto insurance, long distance, etc. approached us with a business
  opportunity.   LowerMyBills has relationships  with  other
  telecommunication resellers, but when introduced to our business plan, liked our business model and determined that it wanted

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  to market our telecommunication products.  We are
  completing  successful testing and  hope  to  market  soon through LowerMyBills.
* We have also been referred to several companies that market telecommunication customer bases. Growth through
  acquisition  of  existing  customer  bases  should   prove
  effective during the remainder of this year and next.
* We tested our direct response marketing infomercial last year, with celebrities Dick Clark, Della Reese and Marie Osmond as spokespersons and we were pleased with the test results. We have been in the process of raising money throughout this year to provide the capital necessary to broadcast the infomercial nationally. We did some limited testing in July and August this year and the favorable results were consistent with previous tests. We intend to pursue this opportunity, subject to available capital.
* Most importantly, after several years of operation, we achieved positive EBIDTA last month through careful cost control and the effective exploitation of all revenue-generating opportunities.

     These are some of the events and actions that have helped spur our growth. As I mentioned earlier, I firmly believe in the success and future of BuyersOnline and am gratified to see us make good progress towards our economic goals. I look forward to a successful completion of this fiscal year and accelerated growth thereafter. Rest assured that all of us at BuyersOnline are committed to increase the value of your investments.

           Thank you all for your support and continued interest in our company.

     Sincerely,



     THEODORE STERN, Chairman and CEO

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Our Business

     This Annual Report to Stockholders recites information as of December 31, 2000 and describes BuyersOnline.com, Inc. (referred to herein sometimes as "BuyersOnline" or the "Company") business as of that date, with references to events occurring during 2001. BuyersOnline is a Delaware corporation that has been engaged for the past five years in the business of selling essential monthly services to its members--representing a "buying collective" of approximately 28,500 domestic residential consumers and small businesses. BuyersOnline uses the purchasing power of its membership to negotiate lower prices from producers and resellers to provide "essential" products and services. These are products and services that are part of most consumers' (with annual incomes ranging from $30,000 to $100,000 per year) monthly budgets. Presently, the "essential" services we offer include long distance and Internet service. To join BuyersOnline as a member, a consumer or small business owner must simply choose one or more of the essential services currently offered by BuyersOnline. There are no membership fees.

     BuyersOnline has expanded its business model to include additional consumer products and services. In August 2000 we unveiled our new Internet Portal (the "Portal") that we believe will attract a substantial number of online shoppers. The Portal will take advantage of the growing consumer trend to shop online by offering added value to consumers in the form of rebates that are typically offered by the online merchants. Simply by choosing one or more of the essential monthly services offered, consumers may gain unrestricted access to a large variety of products and services through the Portal and earn rebates when they buy online. Rebates earned from online spending are applied directly against each member's monthly bills for "essential" services, giving them the added benefit of reducing their bills for the services they choose from BuyersOnline.

      Until recently, BuyersOnline's marketing strategy has been exclusively based on a "word of mouth" advertising campaign and a member rebate program. The member rebate program allows members in BuyersOnline to reduce or "zero-out" the monthly bill for the services they receive. This is accomplished through a direct rebate plan that recurs monthly based on service purchases by new member referrals.

     We now pursue multiple marketing avenues, including the Internet, an infomercial, independent agents, affiliate groups, acquisitions and other advertising to stimulate interest in our service offerings to generate a substantial increases in membership. There are approximately 5,000 independent telecommunications agents around the country that are responsible for a substantial amount of annual U.S. telecommunication sales. BuyersOnline currently has engaged over 1,400 independent agents to sell our telecommunications
services.    We also launched the Portal in 2000 to  attract
members  through  expanded access to consumer  products  and
services.    We   have   developed   an   infomercial   (the
"Infomercial") as part of our planned nationwide advertising campaign that incorporates the endorsements of Dick Clark, Della Reese, and Marie Osmond. Via the Infomercial, these
celebrities   will  promote  BuyersOnline's   buisiness   to
potential members with nationwide television broadcasting of a 28.5-minute infomercial and a series of thirty-second, one-minute and two-minute commercials. BuyersOnline has tested the Infomercial, and, based on the successful results, intends to effect a nationwide roll out of the infomercial in late 2001 or early 2002, provided we are successful in obtaining sufficient capital to finance the roll out.

     BuyersOnline's  offices  are  located  at  14870   Pony
Express Road, Bluffdale, Utah 84065. Our telephone number is
(801) 523-8929.

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Market for Common Equity and Related Stockholder Matters

      BuyersOnline's common stock trades sporadically in the over-the-counter market. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions. In April 1999, BuyersOnline effected a 1-for-4 reverse split in the issued and outstanding common stock in connection with the change of its domicile to Delaware. Prices for the first quarter of 1999 have been adjusted retroactively to reflect the reverse split.

Calendar Quarter Ended   High Bid ($)           Low Bid ($)

March 31, 1999              4.25                  1.00
June 30, 1999               3.00                  3.00
September 30, 1999          2.88                  2.00
December 31, 1999           2.13                  1.13

March 31, 2000              5.75                  1.63
June 30, 2000               5.19                  1.75
September 30, 2000          3.50                  1.50
December 31, 2000           2.50                  0.88

     Since its inception, no dividends have been paid on the common stock. BuyersOnline intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. There are currently outstanding 1,875,000 shares of Series A Convertible Preferred Stock and 563,800 shares of Series B Convertible Preferred Stock. As of March 28, 2001, there were approximately 4,800 holders of record of our common stock.

Summary Financial Information

      Income Statement Data for the Years Ended December 31,
2000, 1999, and 1998

                                      2000          1999          1998
 Total revenues                  $ 7,355,559    $4,755,687    $4,865,776
 Total operating expenses         13,853,238     6,446,271     5,943,659
 Total other expenses              1,604,269        74,174       388,699
 Total preferred stock dividends   2,481,592       160,127             -
 Net loss                         11,608,114     1,924,885     1,466,582
 Net loss per common share              3.12          0.60          0.66

      Balance Sheet Data as of December 31, 2000, 1999,  and
1998

                                          2000         1999         1998
 Total current assets                 $ 2,044,032   $ 2,196,734  $  699,401
 Total assets                           4,402,907     2,549,315     811,663
 Total current liabilities              5,910,462     1,294,557   1,511,251
 Total liabilities                      6,225,218     2,418,620   2,561,251
 Total stockholders' equity (deficit)  (1,822,311)      130,695  (1,749,588)

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Management's Discussion and Analysis of Financial  Condition
and Results of Operations

     Overview

     BuyersOnline is engaged in the business of selling to consumers and small businesses long distance and Internet access services. The marketing strategy of BuyersOnline is based on a membership concept under which BuyersOnline members are entitled to receive the services offered at low prices. BuyersOnline uses the purchasing power of its membership to negotiate lower cost or rebates from producers and resellers of the services and products. Lower costs allow BuyersOnline to offer more competitive pricing to attract and retain members, and makes it possible for
BuyersOnline to offer rebate incentive programs to its members for referring to BuyersOnline new prospective members. BuyersOnline's goal is to build a national consumer membership organization. Its strategy for achieving this goal is to focus on expanding service and product offerings, continue its member referral and rebate program, continue development of its agent sales program, promote a television advertising program (the Infomercial), and pursue Internet advertising to attract new members.

     BuyersOnline provides services that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Since its inception in January 1996, BuyersOnline focused on selling long distance service. This focus has enabled BuyersOnline to build the size of its membership base. With the recent explosion in Internet commerce, especially among small businesses, BuyersOnline is now offering low cost Internet access to its members.

     We have expanded our selection to offer a broader range of consumer products and services through the Portal, including auto parts, music, clothing and accessories, computer products, health and beauty products, sports products, travel services, toys, pet supplies, home and garden products, specialty food items, and office supplies. In the second half of 2000, BuyersOnline launched its new web site that enables members to purchase these products online and receive from BuyersOnline a rebate on each product and service purchase. By expanding product offerings, BuyersOnline believes that membership will be attractive to a larger number of prospective members and existing members will have added incentive for staying with BuyersOnline.

     BuyersOnline has approximately 28,500 members. Our target market includes networking professionals, small businesses, and middle-class families with an annual household income between $30,000 and $100,000, as these are the most likely to respond actively to the savings opportunity offered by BuyersOnline. Members reside mostly in high population centers and they tend to spend more than the average on long distance services.

     Results  of Operations - Year Ended December  31,  2000
Compared to 1999

      Revenues increased 55% during 2000 to $7,355,559 as compared to $4,755,687 during 1999. The increase was due to higher membership in general resulting from BuyersOnline's ongoing promotional efforts, particularly those involving independent agents. Membership at the end of 2000 increased 53% as compared to the previous year. In 1999, BuyersOnline began aggressively lowering its long distance rates, but also began negotiating with additional vendors to lower the cost of long distance service provided to members. As a result, BuyersOnline now uses three long distance wholesalers. While the costs of revenues increased 54% during 2000 to $4,773,707 as compared to $3,096,490 during 1999 due to the increase in members, the gross profit margin during 2000 remained relatively steady at 35.1% vs. 34.9% for 1999. We intend to continue negotiating lower wholesale rates and improving our gross margins as we expand and diversify our services base.

      Total operating expenses other than costs of revenues increased 171% during the year ended December 31, 2000 compared to 1999. General and administrative costs in 2000 increased 136% to $5,224,290 compared to $2,217,165 in 1999.
Selling and promotion costs increased 240% to $3,855,241 during 2000 from $1,132,616 in 1999. The increases in both areas stem from our ongoing efforts in significantly expanding our business. Toward the end of 1999, BuyersOnline began to increase spending in strategic areas to prepare for revenue growth during the year 2000. In the sales and promotion area,

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increases during 2000 stem in part
from higher commissions paid in proportion to higher revenue amounts, along with additional employees hired to maintain and service the expanded agent sales channel. BuyersOnline also hired personnel to continue expanding existing, and develop new sales channels. Almost one-third of the increase in selling and promotion expense resulted from the costs of production of an infomercial, which we plan to televise during late 2001 and 2002. In the general and administrative categories, most of the higher costs resulted from an increase in internal and external information technology personnel and other resources obtained to significantly increase BuyersOnline's ability to handle the higher order rate expected once the infomercial begins regular broadcasts. BuyersOnline also developed and implemented a new web page launched in August 2000, in part to prepare for infomercial marketing support, but also to increase agent marketing support. It also allows members to purchase online varied unrelated products and services from outside vendors through BuyersOnline's Internet Portal. The vendors then will pay BuyersOnline rebates that will be passed on to the members. In addition, general and administrative expenses were higher due to executive support of the infomercial development process, fund raising efforts conducted throughout the year, and an overall increase in administrative support personnel required to implement our increased activity during the year. During the first half of 2001, the Company took steps to halt any further significant increases in operating costs not directly related to existing revenues such as costs of revenues or commissions. The Company feels that cost levels at the end of 2000 and beginning of 2001 are sufficient to enable it to continue sales increases in existing channels, and does not plan on increasing administrative support or promotional costs associated with the infomercial until the related financing is accomplished.

      Interest income for 2000 was $21,943 as compared to $49,454 in 1999. The difference is attributable to the amount of funds on hand during 1999, primarily as a result of the Series A preferred stock offering completed during 1999's third quarter. Interest expense for 2000 was $1,626,212 as compared to $123,628 for 1999. Interest expense for 2000 included $614,119 of amortization of discounts on notes payable. The discounts resulted from a portion of the debt proceeds being allocated to warrants issued together with the loans. Interest expense also included an interest charge of $722,050 related to a beneficial conversion feature associated with the modification and extension of a $1,050,000 note payable. Excluding the discount amortization and beneficial conversion feature, interest expense increased 135% as a result of higher interest rates and higher overall borrowings in 2000.

      During 2000, BuyersOnline recognized an extraordinary loss of $1,024,574 on early extinguishment of debt. BuyersOnline obtained $2,545,000 of debt financing during 2000, which was subsequently exchanged for Series B 8% cumulative convertible preferred stock and warrants to purchase common stock. The difference between the estimated fair value of the Series B preferred stock and warrants and the carrying amount of the debt was recognized as a loss on early extinguishment of debt.

     As a result of the above factors, the net loss before preferred stock dividends increased 417% to $9,126,522 for 2000 as compared to $1,764,758 for 1999. During 2000, preferred stock dividends amounted to $2,481,592, consisting of $383,458 of 8% cumulative dividends on outstanding shares of Series A 8% cumulative convertible preferred stock and Series B preferred stock and $2,098,134 of preferred stock dividends related to the beneficial conversion feature associated with the issuance of 453,800 shares of Series B preferred stock. During 1999, $160,127 of preferred stock dividends were recorded related to Series A preferred stock.

     Liquidity and Capital Resources

     BuyersOnline has suffered recurring losses from operations. During the years ended December 31, 2000 and 1999, our net loss applicable to common stockholders was $11,608,114 and $1,924,885, respectively. As of December 31, 2000, we had a working capital deficit of $3,866,430 and an accumulated deficit of $18,803,645. During the years ended December 31, 2000 and 1999, our operations used
$3,476,070 and $1,910,397 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to December 31, 2000, the Company has obtained $1,100,000 of additional funding through the sale of convertible preferred stock and warrants and has received $2,215,000 of short-term debt financing. However, BuyersOnline needs additional capital to finance future operations until its business objectives are implemented and generate sufficient revenue to

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sustain
the business. Management is attempting to raise additional capital to fund operations and provide working capital; however, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts. If we do not obtain financing, there is no assurance that BuyersOnline will succeed in achieving profitable operations. We estimate that we will need additional capital of approximately $500,000 to $1 million to fund operating expenses through the end of 2001.

     BuyersOnline's current ratio at the end of 2000 declined to 0.3:1 from 1.7:1 at the end of 1999. The primary reasons for the decline was the cash used to fund operations during the year and the related increase in accrued liabilities and accounts payable. Accrued liabilities rose due to higher accrued payroll and commission costs resulting from the overall increases in employees during the year and the higher revenue amounts, respectively. In addition, accrued dividends payable were higher at the end of the year as a result of the additional preferred stockholders from the Series B preferred stock offering. Accrued liabilities were also higher due to accrued severance costs primarily payable to the former chief executive officer. Accounts payable rose during the year due to the higher overall level of costs attained during the year, along with proportionately higher revenue-related excise taxes billed and owing at the end of the respective periods. In addition, current liabilities rose as a result of reclassifying from long-term to short-term a $1,050,000 note payable and from the addition of a $100,000 short-term promissory note due to a member of the board of directors.

     In March 2000, BuyersOnline reached an agreement to extend repayment of the outstanding note payable in the amount of $1,050,000 to April 15, 2001. Under the terms of the extension, BuyersOnline agreed to increase the interest rate on the note to 18% per annum beginning April 15, 2000, grant the holder the right to convert the note to common stock at the rate of $3.00 of principal per share, or a total of 350,000 shares, and grant the holder the right to register the shares of common stock for resale under the Securities Act of 1933 under certain circumstances. In March 2001, the holder agreed to extend the due date to June 1, 2001. In August, 2001 BuyersOnline and the holder of this note reached a new agreement, whereby the holder extended the note to September, 2002; the Company reduced the holder's conversion price from $3.00 per share to $2.50 per share; and the Company agreed to give the holder a warrant to purchase 100,000 shares of its common stock should the Company pre-pay the note prior to its maturity date or a warrant to purchase 50,000 shares of its common stock upon payment at maturity.

     During 2000, BuyersOnline raised $2,795,000 in loans from management and accredited investors as defined in Rule 501 of Regulation D adopted under the Securities Act of 1933. As an inducement to make the loans, we issued to the lenders warrants to purchase 1,432,500 shares of common stock at exercise prices of between $2.00 and $2.50 per share. In September, the Company entered into a unit sales agreement with First Level Capital, Inc., a stock brokerage firm, providing for the sale of up to 1,234,500 units, each unit consisting of one share of Series B 8% cumulative convertible preferred stock and five common stock purchase warrants at an offering price of $10.00 per unit or a total of $12,345,000. Loans in the amount of $2,545,000 were exchanged the offering for 254,500 units. An additional 199,930 units were sold for cash of $1,993,000 before the end of 2000 and 110,000 units have been sold for $1,100,000 in cash since the beginning of 2001. All of these sales were made to accredited investors. Each share of Series B preferred stock is convertible to five shares of common stock, subject to adjustment under certain circumstances. Each warrant included in the units entitles the holder to purchase one share of common stock at an exercise price of $2.50 per share and expire in December 2002. As commissions for its sales effort, First Level Capital and its affiliates received cash payments of $476,840 and warrants to purchase 351,800 shares of common stock on terms identical to the warrants except that the term was for five years instead of two. All of the foregoing securities were offered and sold in reliance on the exemptions from registration contained in
Section 4(2) of the Securities Act of 1933 and Rule  506  of
Regulation D.

     BuyersOnline will continue to pursue additional financing in 2001. In February 2001, we entered into a financial advisory agreement with Copp Wheelock Partners, LLC, of Addison, Texas, under which Copp Wheelock will assist us in locating strategic alliances or acquisitions related to products, services, and marketing, and locating potential sources of financing for our operations. As compensation for these services we paid to Copp Wheelock a base fee of $10,000, and have agreed to pay an additional $10,000 upon obtaining additional financing. Copp Wheelock will also receive success fee ranging from 1.25% to


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

7.00% on
each  financing  or strategic partner transaction  resulting from its services. If Copp Wheelock locates at least $1,000,000 in financing for BuyersOnline, we will pay a monthly advisory fee of $10,000 over a term of not less than five months. Further, we agreed to issue to Copp Wheelock warrants to purchase up to 300,000 shares of common stock at an exercise price of $2.50 per share over a term of five years that vest incrementally based on financing of up to $3,000,000 obtained through Copp Wheelock. Additional warrants may be issued up to a maximum 3% fully diluted equity interest in BuyersOnline for additional financings obtained under the agreement. In January 2001, BuyersOnline entered into a finder agreement with Howard Bronson Associates, Inc., of New York City, New York, under which we paid Howard Bronson & Associates a $10,000 retainer and agreed to pay an additional 3% of funds realized through any financing source identified by Howard Bronson Associates.

     In June 2001 we completed a receivable financing agreement with RFC Capital Corporation to provide a line of credit secured by BuyersOnline's billed and unbilled accounts receivable. As of August 31, 2001, there was outstanding $437,118, with a total of $2.5 million available. In addition, the Company has begun efforts with various parties to secure additional financing in order to begin significant infomercial broadcasting during the latter part of 2001 or early 2002.

Forward-Looking Statements

      The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by BuyersOnline. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that BuyersOnline expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a
combination    of    factors   could    materially    affect
BuyersOnline's  operations and financial  condition.   These
factors include the availability of capital, competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting long distance service, and conditions in the capital markets. Forward-looking statements made by BuyersOnline are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                BUYERSONLINE, INC. AND SUBSIDIARY

                Consolidated Financial Statements

                        TABLE OF CONTENTS


Report of Independent Public Accountants                      F-2

Consolidated Balance Sheet                                    F-3

Consolidated Statements of Operations                         F-4

Consolidated Statements of Stockholders' Equity (Deficit)     F-5

Consolidated Statements of Cash Flows                         F-8

Notes to Consolidated Financial Statements                   F-10

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To BuyersOnline.com, Inc.:


We have audited the accompanying consolidated balance sheet of BuyersOnline.com, Inc. (a Delaware corporation, formerly BUI, Inc.) and subsidiary as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BuyersOnline.com, Inc. and subsidiary as of December 31, 2000 and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations. During the years ended December 31, 2000 and 1999, the Company's net loss applicable to common stockholders was $11,608,114 and $1,924,885, respectively. As of December 31, 2000, the Company had a working capital deficit of $3,866,430 and an accumulated deficit of $18,803,645. During the years ended December 31, 2000 and 1999, the Company's operations used $3,476,070 and $1,910,397 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


ARTHUR ANDERSEN LLP


Salt Lake City, Utah
March 29, 2001

              BUYERSONLINE.COM, INC. AND SUBSIDIARY

                   CONSOLIDATED BALANCE SHEET

                     As of December 31, 2000


ASSETS
Current assets:
    Cash . . . . . . . . . . . . . . . . . .   $    56,825
    Restricted cash . . . . . . . . . . . . . . .  227,770
    Accounts receivable, net of allowance for
doubtful accounts of $296,000. . . . . . . . . . 1,547,282
    Other current assets . . . . . . . . . . . .   212,155
                                                 ---------
        Total current assets. . . . . . . . . .  2,044,032
                                                 ---------
Property and equipment:
    Computer and office equipment  . . . . . . . . 966,715
    Internal-use software and web-site
development costs . . . . . . . . . . . . . . .  1,500,823
    Furniture and fixtures  . . . . . . . . . . .  204,975
    Less accumulated depreciation and
amortization . . . . . . . . . . . . . . .  . . . (521,848)
                                                 ---------
      Property and equipment, net . . . . . . .  2,150,665
                                                 ---------
Other assets . . . . . . . . . . . . . . . .  . .  208,210
                                                 ---------
          Total assets. . . . . . . . . . . .  $ 4,402,907
                                                ==========

LIABILITIES AND  STOCKHOLDERS' DEFICIT
Current liabilities:
    Notes payable . . . . . . . . . . . . . .  $ 1,187,865
    Current portion of capital lease
     obligations . . . . . . . . . . . . . . . .   313,498
    Accounts payable . . . . . . . . . . . . . . 3,449,246
    Accrued liabilities. . . . . . . . . . .  . .  660,421
    Accrued dividends payable on preferred stock . 223,896
    Accrued rebates. . . . . . . . . . . . . . . .  75,536
                                                 ---------
        Total current liabilities. . . . . . . . 5,910,462
Capital lease obligations, net of current portion  314,756
                                                 ---------
        Total liabilities. . . . . . . . . .  .  6,225,218
                                                 ---------

Commitments and contingencies (Notes 1, 4 and 6)

Stockholders' deficit:
 Preferred stock, $0.0001 par value;
  5,000,000 shares authorized;
  Series A 8% cumulative convertible
  preferred stock; 1,875,000 shares
  issued and outstanding (liquidation
  value of $3,750,000). . . . . . . . . . . . . . . . 188
 Series B 8% cumulative convertible
  preferred stock; 453,800 shares
  issued and outstanding (liquidation
  value of $4,538,000). . . . . . . . . . . . . . . .  45
 Common stock, $0.0001 par value;
  100,000,000 shares authorized;
  3,988,940 shares issued and
  outstanding. . . . . . . . . . . . . . . . . . . .  399
 Additional paid-in capital . . . . . . . . .  13,005,703
 Warrants and options outstanding . . . . . .   4,073,144
 Deferred consulting fees . . . . . . . . . . .   (98,145)
    Accumulated deficit . . . . . . . . . . . (18,803,645)
                                              -----------
        Total stockholders' deficit . . . . .  (1,822,311)
                                               ----------
Total liabilities and stockholders' deficit  $  4,402,907
                                               ==========

  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF OPERATIONS


                                                             Year
Ended December 31,
                                                 2000      1999
Revenues:
    Telecommunications services . . . . . . .  $ 7,311,520   $ 4,728,343
    Other . . . . . . . . . . . . . . . . . .       44,039        27,344
                                                 ---------     ---------
        Total revenues . . . . . . . . . . .     7,355,559     4,755,687
                                                 ---------     ---------
Operating expenses:
    Costs of revenues . . . . . . . . . . . .    4,773,707     3,096,490
    General and administrative . . . . . . .     5,224,290     2,217,165
    Selling and promotion. . . . . . . . . .     3,855,241     1,132,616
                                                 ---------     ---------
        Total operating expenses. .  . . . .    13,853,238     6,446,271
                                                ----------     ---------
        Loss from operations. . . . .  . . .    (6,497,679)   (1,690,584)
                                                ----------     ---------
Other income (expense):
    Interest  income . . . . . . . . . . . .        21,943        49,454
    Interest expense. . . . . . . . . . . . .   (1,626,212)     (123,628)
                                                ----------     ---------
        Total other expense  . . . . . . . .    (1,604,269)      (74,174)
                                                ----------     ---------

        Loss before extraordinary item . . .    (8,101,948)   (1,764,758)

    Extraordinary item - loss on early
extinguishment of debt . . . . . .  . . . . .   (1,024,574)            -
                                                ----------     ---------
        Net loss . . . . . . . . . . . . . .  $ (9,126,522)  $(1,764,758)
                                                 =========     =========
Preferred stock dividends:
  8% dividends on Series A and B preferred
   stock. . . . . . . . . . . . . . . . . . .     (383,458)     (160,127)
  Beneficial conversion feature related to
   Series B preferred stock . . . . . . . . . . (2,098,134)            -
                                                 ---------      --------
     Total preferred stock dividends. . . . . . (2,481,592)     (160,127)

Net loss applicable to common stockholders .  $(11,608,114) $ (1,924,885)
                                                ==========     =========

Basic and diluted net loss per common share:
  Net loss applicable to common
   stockholders before extraordinary item . . $     (2.84)  $      (0.60)
  Extraordinary item - loss on early
   extinguishment of debt . . . . . . . . . .       (0.28)             -
                                                    ------         ------
  Net loss applicable to common stockholders. $     (3.12)  $      (0.60)
                                                    ======         ======
Weighted average common shares outstanding:
    Basic and diluted. . . . . . . . . . . .    3,724,671      3,223,090
                                                =========      =========
  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                             Additional
                                                 Preferred Stock          Common Stock         Paid-in
                                                 Shares    Amount      Shares     Amount       Capital
Balance at December 31, 1998                          -    $    -    2,949,549    $ 295    $  3,610,152
  Retirement of treasury shares                       -         -      (74,162)      (7)       (141,793)
  Issuance of common shares for cash                  -         -       47,000        5         150,653
  Issuance of common shares upon exercise
    of options                                        -         -       19,468        2          52,409
  Issuance of common shares for services              -         -        4,480        -           8,951
  Issuance of common shares upon
    conversion of note payable                        -         -       62,500        6         124,994
  Issuance of options for consulting
    services                                          -         -            -        -         126,971
  Issuance of Series A preferred stock,
    net of offering costs                     2,000,000       200      500,000       50       3,213,838
  Preferred stock dividends                           -         -            -        -               -
  Net loss                                            -         -            -        -               -
                                              ---------       ---    ---------      ---       ---------
Balance at December 31, 1999                  2,000,000       200    3,508,835      351       7,146,175
  Issuance of common shares and warrants
    for cash                                          -         -      150,000       15         187,184
  Issuance of common shares for services              -         -       28,650        3          62,316
  Conversion of preferred shares to common     (125,000)      (12)     125,000       12               -
  Issuance of warrants for services and in
    connection with consulting agreements             -         -            -        -               -
  Amortization of deferred consulting fees            -         -            -        -               -
  Issuance of warrants with notes payable             -         -            -        -               -
  Issuance of options for debt guarantee              -         -            -        -               -
  Beneficial conversion feature in connection
     with debt extension                              -         -            -        -         722,050
  Imputed interest on notes payable                   -         -            -        -          37,742
  Issuance of Series B preferred stock and
     warrants, net of offering costs            199,300        20            -        -         909,285
  Issuance of Series B preferred stock and
    warrants upon conversion of notes payable   254,500        25            -        -       1,523,146
  Beneficial conversion dividend on Series B
     preferred stock                                  -         -            -        -       2,098,134
  Preferred stock dividends                           -         -            -        -               -
  Issuance of common shares as payment of
    accrued preferred stock dividends                 -         -      176,455       18         319,671
  Net loss                                            -         -            -        -               -
                                              ---------    ------   -----------    -----    -----------
 Balance at December 31, 2000                 2,328,800    $  233    3,988,940    $ 399    $ 13,005,703
                                              =========    ======   ===========    =====    ===========

  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                           Warrants/     Deferred
                                                    Treasury Stock         Options      Consulting
                                                   Shares    Amount       Outstanding      Fees
Balance at December 31, 1998                      (74,162)  $(141,800)   $    52,411    $       -
    Retirement of treasury shares                  74,162     141,800              -            -
    Issuance of common shares for cash                  -           -              -            -
    Issuance of  common shares upon exercise
      of options                                        -           -        (52,411)           -
    Issuance of common shares for services              -           -              -            -
    Issuance of common shares upon
      conversion of note payable                        -           -              -            -
    Issuance of options for consulting
      services                                          -           -              -            -
    Issuance of Series A preferred stock,
      net of offering costs                             -           -        179,500            -
    Preferred stock dividends                           -           -              -            -
    Net loss                                            -           -              -            -
                                                  -------    --------        -------      -------
Balance at December 31, 1999                            -           -        179,500            -
    Issuance of common shares and warrants
      for cash                                          -           -        112,801            -
    Issuance of common shares for services              -           -              -            -
    Conversion of preferred shares to common            -           -              -            -
    Issuance of warrants  for services and in
      connection with consulting agreements             -           -        473,703     (429,069)
    Amortization of deferred consulting fees            -           -              -      330,924
    Issuance of warrants with notes payable             -           -      1,427,654            -
    Issuance of options for debt guarantee              -           -        103,200            -
    Beneficial conversion feature in connection
       with debt extension                              -           -              -            -
    Imputed interest on notes payable                   -           -              -            -
    Issuance of Series B preferred stock and
       warrants, net of offering costs                  -           -        754,457            -
    Issuance of Series B preferred stock and
      warrants upon conversion of notes payable         -           -      1,021,829            -
    Beneficial conversion dividend on Series B
       preferred stock                                  -           -              -            -
    Preferred stock dividends                           -           -              -            -
    Issuance of common shares as payment of
      accrued preferred stock dividends                 -           -              -            -
    Net loss                                            -           -              -            -
                                                  -------     -------      ---------     --------
 Balance at December 31, 2000                           -    $      -    $ 4,073,144    $ (98,145)
                                                  =======     =======      =========     ========

  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                Accumulated
                                                  Deficit         Total
Balance at December 31, 1998                  $ (5,270,646)   $(1,749,588)
    Retirement of treasury shares                        -              -
    Issuance of common shares for cash                   -        150,658
    Issuance of  common shares upon exercise
      of options                                         -              -
    Issuance of common shares for services               -          8,951
    Issuance of common shares upon
      conversion of note payable                         -        125,000
    Issuance of options for consulting
      services                                           -        126,971
    Issuance of Series A preferred stock,
      net of offering costs                              -      3,393,588
    Preferred stock dividends                     (160,127)      (160,127)
    Net loss                                    (1,764,758)    (1,764,758)
                                                ----------      ---------
Balance at December 31, 1999                    (7,195,531)       130,695
    Issuance of common shares and warrants
      for cash                                           -        300,000
    Issuance of common shares for services               -         62,319
    Conversion of preferred shares to common             -              -
    Issuance of warrants for services and in
      connection with consulting agreements              -         44,634
    Amortization of deferred consulting fees             -        330,924
    Issuance of warrants with notes payable              -      1,427,654
    Issuance of options for debt guarantee               -        103,200
    Beneficial conversion feature in connection
       with debt extension                               -        722,050
    Imputed interest on notes payable                    -         37,742
    Issuance of Series B preferred stock and
       warrants, net of offering costs                   -      1,663,762
    Issuance of Series B preferred stock and
      warrants upon conversion of notes payable          -      2,545,000
    Beneficial conversion dividend on Series B
       preferred stock                          (2,098,134)             -
    Preferred stock dividends                     (383,458)      (383,458)
    Issuance of common shares as payment of
      accrued preferred stock dividends                  -        319,689
    Net loss                                    (9,126,522)    (9,126,522)
                                                ----------      ---------
 Balance at December 31, 2000                 $(18,803,645)   $(1,822,311)
                                                ==========     ==========
  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY
              CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                Year Ended December 31,
                                                   2000        1999
Cash flows from operating activities:
 Net loss                                     $(9,126,522)  $(1,764,758)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
   Extraordinary item - loss on early
    extinguishment of debt                      1,024,574             -
   Interest expense associated with
     beneficial conversion feature in connection
     with debt extension                          722,050             -
   Amortization of discount on notes payable      614,119             -
   Depreciation and amortization                  331,027       103,024
   Issuance of warrants for services and
     amortization of deferred consulting fees     375,558       126,971
   Issuance of common shares for services          62,319         8,951
   Amortization of interest imputed on
     notes payable                                 36,356             -
   Changes in operating assets and liabilities:
     Restricted cash                              (57,083)     (128,424)
     Accounts receivable                         (657,385)     (258,573)
     Other current assets                          67,011       (11,919)
     Accounts payable                           2,727,418        41,221
     Accrued liabilities                          434,362       (58,402)
     Accrued rebates                              (29,874)       31,512
                                                ---------     ---------
      Net cash used in operating activities    (3,476,070)   (1,910,397)
                                                ---------     ---------
Cash flows from investing activities:
    Purchases of property and equipment        (1,409,157)     (178,093)
    Purchase of other assets                     (208,210)            -
                                                ---------     ---------
      Net cash used in investing activities    (1,617,367)     (178,093)
                                                ---------     ---------
Cash flows from financing activities:
 Proceeds from borrowings under notes payable   2,795,000        49,000
 Principal payments on notes payable             (169,148)     (396,285)
 Principal payments on capital lease
   obligations                                   (372,059)      (42,454)
 Issuance of common shares for cash               300,000       165,000
 Issuance of preferred shares for cash          1,993,000     4,000,000
 Payment of offering costs related to
  stock and note issuances                       (485,238)     (620,754)
                                                ---------     ---------
   Net cash provided by financing activities    4,061,555     3,154,507
                                                ---------     ---------
Net increase (decrease) in cash                (1,031,882)    1,066,017
Cash at the beginning of the year               1,088,707        22,690
                                               ----------    ----------
Cash at the end of the year                   $    56,825   $ 1,088,707
                                                =========    ==========
  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY

                                           Year Ended December 31,
                                                 2000                  1999
Supplemental cash flow information:
    Cash paid for interest                        $   250,186  $  163,336

Supplemental schedule of noncash investing
and financing activities:
    Conversion of notes payable to common shares $ 2,545,000 $ 125,000 Exercise of stock options in connection
     with settlement of founders' agreements                -      52,411
    Issuance of warrants with notes payable         1,427,654           -
    Issuance of warrants with preferred shares      1,776,286     179,500
    Declaration of preferred stock dividends          383,458     160,127
    Issuance of common shares as payment of
      preferred stock dividends                       319,689           -
    Beneficial conversion dividend on Series
      B preferred shares                            2,098,134           -
    Retirement of 74,162 shares of treasury
      stock                                                 -     141,800
    Equipment acquired under capital lease
      arrangements                                    719,954     197,650

  See accompanying notes to consolidated financial statements.

              BUYERSONLINE.COM, INC. AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company and Nature of Operations

 The Company was originally incorporated in Utah on January 16, 1996 as WealthNet Incorporated ("WealthNet"). On November 13, 1997, WealthNet was merged into Linguistix Acquisition Inc. ("LAI"), a Utah corporation and wholly-owned subsidiary of Linguistix, Inc. ("Linguistix") (the "Linguistix Merger"). LAI was the surviving corporation and changed its name to Buyers United, Inc. ("Buyers United") in connection with the Linguistix Merger . In connection with the Linguistix Merger, Linguistix changed its name to Buyers United International, Inc. ("BUII").

 BUI, Inc. was incorporated in the state of Delaware on March 15, 1999 for the purpose of reincorporating BUII as a Delaware corporation. Effective April 9, 1999, BUII was merged into BUI, Inc. (the "BUI Merger"). In the BUI Merger, every four shares of BUII common stock and every four options to purchase shares of BUII's common stock were converted into one share of common stock of BUI, Inc. or options to purchase one share of BUI Inc.'s common stock. The accompanying consolidated financial statements have been retroactively restated to reflect the effect of the BUI Merger.

 On April 20, 2000, BUI, Inc. changed its name to
 BuyersOnline.com, Inc. in connection with the Company's plan to advertise and promote its products and services through the Internet.

 BuyersOnline.com, Inc., BUI, Inc., BUII, Buyers United and
 WealthNet are collectively referred to herein as the "Company."

 The Company is a consumer buying organization with the objective of providing high quality consumer products and services at favorable prices to its members. The Company forms strategic alliances with various consumer service providers in an effort to combine the purchasing power of its members to negotiate favorable prices from these providers. The Company markets its products and services principally by offering incentives to its members to refer additional members to the Company's products and services. During the years ended December 31, 2000 and 1999, the Company primarily provided discounted long distance telecommunication services to its members.

 The Company has suffered recurring losses from operations. During the years ended December 31, 2000 and 1999, the Company's net loss applicable to common stockholders was $11,608,114 and $1,924,885, respectively. As of December 31, 2000, the Company had a working capital deficit of $3,866,430 and an accumulated deficit of $18,803,645. Additionally, as of December 31, 2000 the Company had past due accounts payable of $1,161,050. During the years ended December 31, 2000 and 1999, the Company's operations used $3,476,070 and $1,910,397 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. As discussed in Note 9, subsequent to December 31, 2000 the Company has obtained $1,100,000 of additional funding through the sale of convertible preferred stock and warrants and $390,000 of additional short-term debt financing. However, the Company needs additional capital to finance future operations until its business objectives are implemented and generate sufficient revenue to sustain the business. Management is attempting to raise additional equity capital to fund operations and provide working capital; however, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

 The Company is subject to certain risk factors frequently encountered by companies lacking adequate capital and which are in the early stages of developing a business line that may impact its ability to become a profitable enterprise. These risk factors include:

 a) The consumer buying organization industry is characterized by intense competition, and many of the Company's competitors are substantially larger than the Company with greater financial and other resources. In addition, the Company is currently marketing telecommunications services, including long distance services, to its members. The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing strategies of the major industry participants, which are significantly larger than the Company and have substantially greater resources.

 b) The Company's relationship marketing system is or may be subject to or affected by extensive government regulation, including without limitations, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Long distance telecommunications carriers currently are subject to extensive federal and state government regulation.

 c) Additional funds will be required to finance the Company's operations until profitability can be achieved and to fund the repayment of debt obligations and other liabilities. There can be no assurance that the additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts.


2. Summary of Significant Accounting Policies

 Principles of consolidation

 The accompanying consolidated financial statements include the accounts of BuyersOnline.com, Inc. and its wholly-owned subsidiary, Buyers United. All significant intercompany accounts and transactions have been eliminated upon consolidation.

 Use of estimates in the preparation of financial statements

 The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Revenue recognition

 The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when the Company acts as principal in the transaction, takes title to the products or services, and the Company has risks and rewards of ownership, such as risk of loss for collection, delivery, or returns. With respect to commission or other agent or broker arrangements, the Company recognizes net commission revenues. Revenues from sales of products are recognized upon shipment of the products to the customers and revenues from commissioned services are recognized as the services are provided.

 Property and equipment

 Property and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs incurred for the development of internal use software. These costs include the costs associated with coding, software configuration, upgrades and enhancements. In March 2000, the Emerging Issues Task Force issued its consensus on Issue No. 00-2, "Accounting for Web Site Development Costs." Pursuant to this pronouncement, the Company has capitalized the direct costs of major development related to its web site.

 Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets as follows:

   Computer and office equipment . . . .   2 to 3 years
   Internal-use software and web site
    development costs . . . . . . . . . .  2 years
   Furniture and fixtures . . . . . . . .  3 to 7 years

 Upon retirement or other disposition of property and equipment, the book value is removed from the asset and related accumulated depreciation accounts, and the net gain or loss is included in the determination of net income (loss).

 Fair value of financial instruments

 The carrying amounts reported in the accompanying consolidated balance sheet for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable and preferred stock also approximate fair value based on current rates for similar debt and fixed-rate instruments.

 Member incentive payments

 Each month the Company rebates ten percent of collected usage revenue to its members under an incentive program. Collected usage revenue is defined as the usage portion of a bill that is paid in full within 45 days of the statement date. This rebate pool is disbursed every month to qualifying members according to the amount of usage generated by their referrals.

 The Company accounts for rebates by recording an accrual for the estimated rebates to be paid applicable to each month's revenues. The rebates are included in selling and promotion expense in the accompanying statements of operations. The rebates amounted to $467,596 and $380,375 during the years ended December 31, 2000 and 1999, respectively. As of December 31, 2000, accrued rebates amounted to $75,536.

 Income taxes

 The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

 Net loss per common share

 Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

 Outstanding options to purchase 3,053,019 and 1,494,838 shares of common stock as of December 31, 2000 and 1999, respectively; 4,144,000 and 2,000,000 shares of common stock issuable upon the conversion of preferred stock as of December 31, 2000 and 1999, respectively; and 4,601,382 and 125,000 shares of common stock issuable upon exercise of warrants to purchase common stock as of December 31, 2000 and 1999, respectively, were not included in the computation of Diluted EPS because they would be antidilutive.

 Recent Accounting Pronouncements

 In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS 133 establishes new accounting and reporting standards for companies to report information about derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement, as amended, will be adopted by the Company effective January 1, 2001. The adoption of this statement is not expected to have a material impact on the Company's results of operations, financial position or liquidity.


3. Notes Payable

 As of December 31, 2000, the Company had a $1,050,000 note payable to an individual bearing interest at 18 percent, payable monthly and was due April 15, 2001. The note was originally due April 15, 2000. On March 16, 2000, the Company amended the terms of the note to extend the maturity. The amended note provided a conversion feature whereby the holder may convert the note into common stock at $3.00 per share. On the date of the amendment the quoted market value of the Company's common stock exceeded the conversion price of $3.00 per share; therefore, the Company recorded a non-cash charge to interest expense of $722,050 representing the intrinsic value of the beneficial conversion feature. The note is secured by certain assets of, and guaranteed by a director of the Company. In connection with the extension of the note term, the guarantor was issued options to purchase 50,000 common shares at $2.95 per share to extend his guarantee. The estimated value of the options of $103,200, as determined by the Black-Scholes option pricing model, was recorded as debt financing costs and is being amortized to interest expense over the term of the note. Subsequent to December 31, 2000, the noteholder has agreed to extend the due date to June 1, 2001 under the same terms and conditions.

 During 2000, the Company entered into an arrangement with a financing company to pay certain insurance premiums. As of December 31, 2000, there was $39,252 still owing and due in monthly payments of $6,668 through March 2001. The amount owed under the arrangement bears interest at 6.6 percent. The amount owed under this arrangement has been included in notes payable.

 Also during 2000, various investors, including three members of the Company's Board of Directors, loaned the Company $2,795,000 under promissory note agreements. Certain of the notes were non-interest bearing for an initial term and if not repaid bore interest at rates ranging from 12 to 18 percent. The Company imputed interest of $37,742 for the non-interest periods which was recorded as a discount on the notes. The other agreements bore interest at rates ranging from 12 to 18 percent. One note for $150,000 was repaid, an 18 percent $100,000 note remained outstanding at December 31, 2000 with a carrying amount of $98,613, net of discount, and a due date of January 31, 2001. The remaining $2,545,000 of notes were exchanged for shares of Series B 8% cumulative convertible preferred stock and warrants in October 2000 (see Notes 7 and 8).

 In connection with the loans described above, the Company issued 1,432,500 warrants to the note holders and 32,500 warrants to the Placement Agent. The warrants entitle the holders to purchase shares of common stock at prices ranging between $2.00 and $2.50 per share until June 30, 2005. The estimated fair value of the warrants of $1,427,654, based on using the Black-Scholes pricing model, was allocated to the warrants and recorded as a discount to the carrying value of the notes. The discount was being amortized to interest expense over the term of the notes. When the notes were subsequently exchanged for Series B preferred stock and warrants to purchase common stock, the difference between the estimated fair value of the Series B preferred stock and warrants and the carrying amount of the debt was recognized as an extraordinary loss on early extinguishment of debt. The extraordinary loss on early extinguishment amounted to $1,024,574.


4. Leases

 In December 2000, the Company moved all of its operations into one new building and entered into a noncancellable operating lease agreement for the office space. The Company also has entered into operating leases for various pieces of office equipment.

 The Company has two capital leases for software and computer equipment. The Company has placed $175,000 in escrow as restricted cash as collateral for these leases. The following is a schedule of future minimum payments under the leases as of December 31, 2000:


                                          Capital           Operating
  Year ending December 31,                leases              leases

   2001                                 $ 377,331          $   341,257
   2002                                   336,921              376,581
   2003                                         -              379,906
   2004                                         -              387,681
   2005                                         -              397,373
Thereafter                                      -              824,797
                                          -------              -------
 Total future minimum lease payments    $ 714,252            2,707,595
   Less amount representing interest      (85,998)
                                          -------
   Total obligations under capital
    leases                                628,254
   Less current portion                  (313,498)
                                         --------
 Capital lease obligations, net of
   current portion                     $  314,756
                                        =========
 As of December 31, 2000, the Company leased software and equipment under capital leases with an original cost of $861,937 and accumulated amortization of $76,523.


5. Income Taxes

 The components of the Company's net deferred income tax assets and liabilities as of December 31, 2000 are as follows:

Deferred income tax assets:
  Net operating loss carryforwards . . . . .   $ 4,544,000
  Reserves and accrued liabilities . . . . .       313,000
  Other . . . . . . . . . . . . . . . . . . .      140,000
                                                ----------
      Total deferred income tax assets . . .     4,997,000
  Valuation allowance . . . . . . . . . . . .   (4,586,000)
                                                ----------
      Net deferred income tax asset . . . . .      411,000
                                                ----------
Deferred income tax liabilities:
  Capitalized software costs . . . . . . . .      (293,000)
  Tax depreciation in excess of book depreciation (118,000)
                                                ----------
      Net deferred income tax liability . . .     (411,000)
                                                ----------
      Net deferred income taxes . . . . . . .   $        -
                                                ==========
 As of December 31, 2000, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $12,117,000. For federal income tax purposes, utilization of these carryforwards is limited if the Company has had more than a 50 percent change in ownership (as defined by the Internal Revenue Code) or, under certain conditions, if such a change occurs in the future. The Company has not performed an analysis to determine if any such limitations have
 occurred.   The tax net operating loss carryforwards will
 expire beginning in 2012.

 No benefit for income taxes has been recorded during the year ended December 31, 2000. As discussed in
 Note 1, certain risks exist with respect to the Company's ability to continue as a going concern and due to this and other uncertainties, the Company's deferred income tax assets may not be realized. Accordingly, a valuation allowance has been recorded to reduce the deferred income tax assets.

6. Commitments and contingencies

 The Company is the subject of certain legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these legal matters will not have a material impact on the financial position, liquidity or results of operations of the Company.


7. Capital Transactions

 Preferred Stock

 The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares which constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or termination of the affairs of the Company, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms.

 Series A 8% Cumulative Convertible Preferred Stock

 During 1999, the Board of Directors authorized the issuance of 2,000,000 shares of Series A 8% Cumulative Convertible
 Preferred Stock (the "Series A Preferred Stock") at an offering price of $2.00 per share. Gross proceeds of $4,000,000 were raised upon sale of the shares.

 In connection with the offering, the Company agreed to pay the Placement Agent a sales commission and expense allowance aggregating 13 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also incurred approximately $91,000 of additional expenses in connection with the offering. As additional consideration for the sale of the preferred stock, the Company agreed to sell to the Placement Agent 500,000 shares of the Company's common stock at a price of $0.01 per share. The Company also agreed to enter into a two-year consulting agreement with the Placement Agent through which the Placement Agent will receive $3,000 per month for investment banking and advisory services provided to the Company. Pursuant to the terms of the offering, the Placement Agent designated two members of the Company's Board of Directors for two-year terms.

 As part of the Series A Preferred Stock offering, the Company issued warrants to purchase 125,000 shares of common stock to six individuals who purchased shares in the offering. The warrants expire five years after issuance and are exercisable at $1.25 per share. The Company allocated $179,500 of the proceeds received to the warrants based upon values determined by the Black-Scholes pricing model. All costs incurred and equity instruments issued in connection with the offering have been netted against the gross proceeds of the offering in additional paid-in capital.

 The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and - under limited circumstances - at the election of the Company. The conversion rate is one for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005, at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date. During 2000, certain stockholders converted 125,000 Series A preferred shares into common shares.

 Series B 8% Cumulative Convertible Preferred Stock

 In September 2000, the Board of Directors authorized the issuance of 1,234,500 shares of Series B 8% Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and related warrants to purchase common shares at an offering price of $10.00 per unit. Each unit consists of one share of Series B Preferred Stock and five warrants to purchase one share of common stock at an exercise price of $2.50 per share. As discussed in Note 3, during 2000 various investors made loans to the Company and subsequently elected to exchange their promissory notes for units. In addition to the converted loans of $2,545,000, the Company raised an additional $1,993,000 through the issuance of units through December 31, 2000 and subsequent to December 31, 2000 through the end of March 2001 had raised an additional $1,100,000.

 In connection with the unit offering, the Company agreed to pay the Placement Agent a sales commission and expense allowance aggregating 13 percent of the gross proceeds from the sale of the Series B Preferred Stock, in addition to 10 percent of the gross proceeds of certain related bridge financing. The Company also incurred approximately $23,000 of direct expenses in connection with the offering. As additional consideration, the Company agreed to issue to the Placement Agent warrants to purchase 351,800 shares of the Company's common stock at an exercise price of $2.50 per share.

 As part of the Series B Preferred Stock offering, the Company issued 2,269,000 warrants to purchase common stock at $2.50 per share. The Company allocated the net proceeds from the offering of $4,208,762 between the Series B Preferred Stock and the warrants based on estimated relative fair values. The Series B Preferred Stock was recorded at $2,432,476 and the warrants were recorded at $1,776,286. The estimated fair value of the warrants was determined using the Black-Scholes pricing model. The Series B Preferred Stock is convertible to common stock at any time at the election of the holder and - under limited circumstances - at the election of the Company. The conversion rate is five for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. On most of the dates the Series B preferred shares were issued, the quoted market price of the Company's common stock exceeded the $2.00 conversion price. Accordingly, the Company measured the intrinsic value of the beneficial conversion feature as the difference between the quoted prices of the common stock into which the Series B preferred shares are convertible and the recorded value of the Series B preferred shares of $2,432,476. The total intrinsic value of the beneficial conversion feature of $2,098,134 has been reflected in the accompanying consolidated financial statements as a preferred stock dividend and as an increase to additional paid in capital.

 The Series B Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2004, at a redemption price of $10.00 per share plus all accrued dividends as of the redemption date.

 Cumulative dividends accrue on both Series A and B Preferred Stock at the rate of eight percent per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence. During the year ended December 31, 2000, the Company declared dividends aggregating $383,458, and to satisfy payment obligations issued a total of 176,455 shares of common stock. As of December 31, 2000, the Company had accrued dividends payable in the amount of $223,896. In February 2001, the Company settled the dividend payable by issuing 210,669 shares of common stock.

 The Series A and B Preferred Stock have no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Preferred Stock. The Preferred Stock is senior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other subsequent preferred stock issuances that may be authorized. The Series A Preferred Stock has a liquidation preference of $2.00 per share and the Series B Preferred Stock has a liquidation preference of $10.00 per share.

 Issuance of  common stock

 In August 2000, the Company sold 150,000 shares of common stock to an individual for $300,000. The individual also received warrants to purchase 200,000 additional shares of common stock at $2.00 per share. Proceeds from the sale were allocated between common stock and the warrants based on the relative fair values. The estimated fair value of the warrants was determined using the Black-Scholes option pricing model. The common stock was recorded at $187,199 and the warrants were recorded at $112,801.

 During 1999, the Company sold 47,000 shares of common stock in a private placement at prices ranging from $2.00 to $4.00 per share.

 Warrants to purchase common shares

 As mentioned above, the Company issued warrants in connection with its Series B preferred stock offering. In addition, the Company issued warrants when it issued and converted certain notes payable more fully described in Note 3. During 2000, the Company issued warrants in connection with the sale of 150,000 shares of common stock as described in the preceding paragraph. The Company also issued 223,082 warrants at prices ranging from $2.00 to $5.13 per share to various outside consultants and sales agents in exchange for services which were valued at $473,703. All of the warrants were exercisable at December 31, 2000. The following tables summarize the warrant activity for 2000 and 1999:

                                                           Weighted
                                                            Average
                                                           Exercise
                                   Warrants    Price Range   Price
   Balance at December 31, 1998           -          -           -
    Issued . . . . . . .            125,000      $1.25       $1.25
                                  ---------
   Balance at December 31, 1999     125,000      $1.25       $1.25
    Issued                        4,476,382  $2.00 - $5.13   $2.47
                                  ---------
   Balance at December 31, 2000   4,601,382  $1.25 - $5.13   $2.44
                                  =========

 Long-term Stock Incentive Plan

 Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-term Stock Incentive Plan (the "Stock Plan"). The Stock Plan provides for a maximum of 1,200,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. A Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options, non-qualified options, stock appreciation rights ("SAR") and, on a limited basis, grant stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant. As of December 31, 2000, 572,451 options had been granted under this particular plan.

 Stock options

 The Company's Board of Directors has from time to time authorized the grant of stock options to directors, officers, key employees, and consultants as compensation and in connection with obtaining financing. The following tables summarize the option activity for 2000 and 1999:

                                                          Weighted
                                                           Average
                                                          Exercise
                                 Options   Price Range      Price
Balance at December 31, 1998    1,339,645  $0.06 - $9.00    $2.82
  Granted                         772,927  $2.00 - $5.39    $2.57
  Exercised                       (19,468)      $0.06       $0.06
  Canceled or expired            (598,266) $2.00 - $5.39    $3.44
                                ---------
Balance at December 31, 1999    1,494,838  $2.00 - $9.00    $2.40
  Granted                       2,026,633  $2.00 - $5.13    $2.85
  Canceled or expired            (468,452) $2.00 - $9.00    $2.67
                                ---------
Balance at December 31, 2000    3,053,019  $2.00 - $9.00    $2.66
                                =========
 A summary of the options outstanding and options exercisable at December 31, 2000 is as follows:


             Options Outstanding                  Options Exercisable
                            Weighted
                            Average                      Options
Range of                   Remaining     Weighted      Exercisable     Weighted
Exercise        Options   Contractual     Average      at December     Average
 Prices       Outstanding    Life      Exercise Price    31, 2000   Exercise Price
$2.00 - $3.99  2,728,879   5.8 years      $ 2.39        1,944,095        $2.23
$4.00 - $5.99    321,640   4.5 years      $ 4.88          301,640        $4.87
$6.00 - $9.00      2,500   1.0 years      $ 9.00            2,500        $9.00
               ---------                                ---------
               3,053,019   5.7 years      $2.66         2,248,235        $2.59
               =========                                =========

 Stock-based compensation

 The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its grants of options to purchase common shares to employees. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income (loss) as if the Company had accounted for its stock options granted under the fair value method of the statement. The fair value of the stock options was estimated at the grant date by the Company based on the Black-Scholes option pricing model. The following assumptions were used in the Black-Scholes model: a weighted-average risk-free interest rate of 6.2 and 5.5 percent, a dividend yield of 0 and 0 percent, a weighted average volatility of 104.3 and
 71.0 percent, and weighted-average expected lives of 5.8 and
 8.1 years for the years ended December 31, 2000 and 1999, respectively. The weighted average fair value of options granted during the years ended December 31, 2000 and 1999 was $2.66 and $2.13, respectively. The net losses applicable to common stockholders under SFAS No. 123 for the years ended December 31, 2000 and 1999 would have been increased to the pro forma amounts indicated below:


                                       2000           1999
        Net loss applicable to
        common stockholders:
            As reported            $(11,608,114)  $(1,924,885)
            Pro forma               (13,526,510)   (2,203,921)

        Basic and diluted net loss
        per common share:
            As reported            $      (3.12)  $     (0.60)
            Pro forma                     (3.63)        (0.68)
 Due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.

8. Related party transactions

 In October 2000, the Board approved a consulting agreement with Theodore Stern, Chairman of the Board of Directors. Mr. Stern was to earn a monthly fee of $6,000 plus expense reimbursement in connections with duties performed as the Company's Chief Executive Officer. The Board also approved a five-month consulting agreement for Gary Smith, also a member of the Board. In exchange for fund-raising and other services, Mr. Smith was to receive a monthly fee of $5,000. For the year ended December 31, 2000, Mssrs. Stern and Smith earned, $22,400 and $12,500 in fees, respectively. None of the fees have yet been paid, pending successful fund-raising efforts. As a result, these amounts were owed to these Directors as of December 31, 2000.

 During the first part of 2000, Steve Barnett was engaged as an outside consultant before becoming a director. The Company incurred $24,500 in fees billed by Mr. Barnett, of which $8,300 remained unpaid at December 31, 2000.

 During 2000, directors Theodore Stern, Dal Bagley, and Harold
 C. McCray loaned the Company a total of $595,000, $275,000, and $150,000 as bridge financing, respectively. The Company issued 14% and 18% promissory notes, with maturity dates ranging from July 31, 2000 to June 30, 2001. On September 1, 2000 the Company repaid the loan to Mr. McCray and the rest of the notes were converted into Series B Convertible Preferred Stock and related warrants (see Notes 3 and 7). The directors also received warrants as part of their promissory notes and preferred stock conversions. The five- and two-year warrants have an exercise price of $2.50 per share. The total number of warrants issued to the three directors was 680,000, 275,000, and 75,000, respectively.

 Mr. Stern also loaned the Company $100,000 in December 2000. The Company issued a promissory note, payable on demand. The note is secured by the Company's accounts receivable and accrues interest at 12 percent. If the note hadn't been paid by February 1, 2001, 10,000 shares of common stock were to be
 issued.    The note wasn't repaid at that time and the Company
 has since complied with the additional terms.


9. Subsequent Financing

 Subsequent to December 31, 2000, the Company received approximately $1,100,000 of proceeds from the issuance of 110,000 shares of Series B Preferred Stock and 550,000 warrants to purchase common stock (see Note 7). The Company also received $390,000 from the issuance of various notes payable to a director of the Company. The notes bear interest at 12 percent, are due and payable on demand, and are secured by accounts receivable. In connection with the issuance of these notes, the Company issued 41,000 shares of common stock.

 Board of Directors and Executive         Independent Public
 Officers                                 Accountants

      Theodore Stern                      Arthur Andersen LLP
           Chairman of the Board          Salt Lake City, Utah
           and Chief Executive Officer

      Gary Smith                          Corporate Counsel
           Director
           Business Consultant            Lehman   Walstrand   &
                                          Associates, LLC
                                          Salt Lake City, Utah
      Edward Dallin Bagley
           Director
           Business Consultant            Transfer Agent

      Steve Barnett                       Atlas  Stock  Transfer
           Director                       Company
           Business Consultant            Salt Lake City, Utah

      G. Douglas Smith
           Executive Vice President

      Paul Jarman
           Treasurer, Secretary
           and Chief Operating Officer
__________________________________________________

Upon written request we will furnish to our stockholders without charge a copy of our report on Form 10-KSB for the year ended December 31, 2000, as filed with the Securities and Exchange Commission. Requests should be directed to:

Paul Jarman, Chief Operating Officer
BuyersOnline.com, Inc.
14870 Pony Express Road
Bluffdale, Utah 84065

This Report is also available from the Securities and Exchange
Commission's Internet web site, http://www.sec.gov.